Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

W. John McGuire

202.739.5856

wjmcguire@morganlewis.com

September 24, 2004

VIA EDGAR CORRESPONDENCE

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:	iShares Trust – KLD Select SocialSM Index Fund
Post Effective Amendment No. 32 (File Nos. 333-92935 and 811-09729)

Dear Mr. O’Connor:

This letter responds to your comments to iShares Trust’s (the “Trust”) July 15, 2004 Post Effective Amendment (“PEA”) No. 32 filing introducing the KLD Select SocialSM Index Fund (the “Fund”), a series of the Trust. Below is a summary of your comments, as well as our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s PEA.

1.	Comment. Please confirm that the Fund reserves the right to invest in ADRs based on component securities of the Underlying Index (“Component Securities”).

Response. The disclosure in question is general disclosure that applies to other funds in the Trust that principally invest in non-U.S. securities. Currently, the Fund’s Underlying Index does not contain non-U.S. Component Securities and, thus, there are no ADRs based on Component Securities. Nonetheless, because the Fund’s prospectus will be part of a multi-fund prospectus, and the disclosure in question is introductory and general in nature, we would propose to keep the disclosure as it is currently written.

2.	Comment. In the disclosure related to Section 12(d)(1) of the Investment Company Act of 1940, please amend the disclosure to clarify that investment companies may purchase shares of the Fund beyond the 12(d)(1) limits, subject to certain terms and conditions, including that such investment companies enter into an agreement with the Fund regarding the terms of the investment.

Mr. James E. O’Connor

September 24, 2004

Response. We have not made the requested change. With respect to investment company investors, we believe that the important fact is that an investment company must first enter into an agreement with the Fund, not the nature of the agreement. With respect to all other investors, we do not believe that this is important disclosure.

We appreciate your efforts in promptly providing comments on this post-effective amendment. If you have any additional comments or questions, please call me at 202-739-5654 or Karen A. Aspinall at 202-739-5355 .

Sincerely,

/s/ W. JOHN MCGUIRE
W. John McGuire

cc:	Richard F. Morris, Esq.
Karen A. Aspinall, Esq.